EMX ROYALTY CORPORATION

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in thousands of US Dollars)
(Unaudited)

March 31, 2023

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of US dollars)

ASSETS	Note	March 31, 2023	December 31, 2022

Current
Cash		$9,089	$15,508
Restricted cash	3	4,346	1,330
Investments	4	10,267	10,409
Trade receivables and other assets	5	12,506	11,574
Loan receivable	14	750	-
Total current assets		36,958	38,821

Non-current
Restricted cash	3	144	144
Investments	4	4,099	4,152
Trade receivables and other assets	5	12,690	12,522
Investments in associated entities	6	58,206	58,189
Royalty and other property interests	8	52,659	53,425
Property and equipment		1,259	1,188
Deferred financing charges		389	389
Total non-current assets		129,446	130,009

TOTAL ASSETS		$166,404	$168,830

LIABILITIES

Current
Accounts payable and accrued liabilities		$2,843	$2,340
Advances from joint venture partners	10	1,359	1,703
Derivative liability	11	1,872	-
Loan payable	12	3,178	3,216
Total current liabilities		9,252	7,259

Non-current
Loan payable	12	37,771	37,273
Deferred income tax liability		1,099	1,097
Total non-current liabilities		38,870	38,370

TOTAL LIABILITIES		48,122	45,629

SHAREHOLDERS' EQUITY
Capital stock	13	157,875	193,006
Reserves		18,598	11,753
Deficit		(58,191)	(81,558)
TOTAL SHAREHOLDERS' EQUITY		118,282	123,201

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$166,404	$168,830

Nature of operations and going concern (Note 1)

Subsequent Event (Note 18)

Approved on behalf of the Board of Directors on May 11, 2023

Signed: "David M Cole"	Director	Signed: "Larry Okada"	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(Unaudited - Expressed in thousands of US dollars, except per share amounts)

		Three months ended	Three months ended
		March 31, 2023	March 31, 2022
	Note		(restated - Note 2)
REVENUE AND OTHER INCOME	7	$2,742	$1,749

COSTS AND EXPENSES
General and administrative	7	1,698	2,122
Project and royalty generation costs, net	8	2,846	2,134
Depletion, depreciation, and direct royalty taxes		852	494
Share-based payments	13	143	494
		5,539	5,244

Loss from operations		(2,797)	(3,495)

Gain on revaluation of investments		674	4,997
Loss on sale of marketable securities		(442)	(157)
Loss on revaluation of derivative liabilities	11	(586)	-
Equity income from investments in associated entities	6	915	911
Foreign exchange loss		(168)	(868)
Gain on debt modification	12	-	4,005
Settlement gain, net		-	18,825
Finance expense	12	(1,241)	(1,411)

Income (loss) before income taxes		(3,645)	22,807
Deferred income tax expense		(2)	(4,215)
Income tax expense		(79)	-

Income (loss) for the period		$(3,726)	$18,592

Basic earnings (loss) per share	9	$(0.03)	$0.18
Diluted earnings (loss) per share	9	$(0.03)	$0.17

Weighted average number of common shares outstanding - basic	9	110,664,190	105,382,744
Weighted average number of common shares outstanding - diluted	9	110,664,190	107,282,369

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of US dollars)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
		(restated - Note 2)
Income (loss) for the period	$(3,726)	$18,592

Other comprehensive income
Currency translation adjustment	-	(10)

Comprehensive income (loss) for the period	$(3,726)	$18,582

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of US dollars)

		Three months ended	Three months ended
		March 31, 2023	March 31, 2022
	Note		(restated - Note 2)

Cash flows from operating activities
Income (loss) for the period		$(3,726)	$18,592
Items not affecting operating activities:
Interest income		(336)	(497)
Effect of exchange rate changes on cash		-	21
Items not affecting cash:
Gain on revaluation of investments		(674)	(4,997)
Loss on revaluation of derivative liabilities	11	586	-
Equity income from investments in associate		(915)	(911)
Share-based payments	13	93	494
Gain on debt modification	12	-	(4,005)
Income tax expense		81	4,215
Depreciation		56	22
Depletion		755	459
Finance expense	12	1,241	1,411
Realized loss on sale of investments		442	157
Shares received pursuant to property agreements		(302)	(334)
Unrealized foreign exchange loss		122	479

Changes in non-cash working capital items	17	(255)	1,164
Total cash provided by (used in) operating activities		(2,832)	16,270

Cash flows used in investing activities
Option payments received		11	70
Interest received on cash and cash equivalents		13	28
Increase in cash held in trust	3	(3,517)	-
Dividends and other distributions		951	902
Loan receivable	14	(750)	59
Purchases of fair value through profit and loss investments, net		554	(497)
Purchase and sale of property and equipment, net		(127)	(29)
Reclamation bonds		59	101
Total cash provided by (used in) investing activities		(2,806)	634

Cash flows from financing activities
Loan repayments	12	(781)	(780)
Deferred financing costs		-	(2)
Total cash used in financing activities		(781)	(782)

Effect of exchange rate changes on cash		-	(21)

Change in cash		(6,419)	16,101
Cash, beginning		15,508	19,861

Cash, ending		$9,089	$35,962

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY
(Unaudited - Expressed in thousands of US dollars, except per share amounts)

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2022		110,664,190	$193,006	$11,753	$(81,558)	$123,201
Share-based payments	13	-	-	93	-	93
Reclass of warrants to derivative liabilty	11	-	-	(1,286)	-	(1,286)
Effect of functional currency change	2	-	(35,131)	8,038	27,093	-
Loss for the period		-	-	-	(3,726)	(3,726)

Balance as at March 31, 2023		110,664,190	$157,875	$18,598	$(58,191)	$118,282

	Note	Number of common shares	Capital stock	Reserves	Deficit	Total

Balance as at December 31, 2021 (restated)	2	105,359,211	$181,857	$17,804	$(88,783)	$110,878
Shares issued for royalty and property acquisitions	13	211,795	477	-	-	477
Share-based payments	13	-	-	494	-	494
Foreign currency translation adjustment		-	-	(10)	-	(10)
Income for the period		-	-	-	18,592	18,592

Balance as at March 31, 2022		105,571,006	$182,334	$18,288	$(70,191)	$130,431

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

EMX Royalty Corporation (the "Company" or "EMX"), together with its subsidiaries operates as a royalty and prospect generator engaged in the exploring for, and generating royalties from, metals and minerals properties. The Company's royalty and exploration portfolio mainly consists of properties in North America, Turkey, Europe, Australia, and Latin America. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V"), and the NYSE American under the symbol of "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". The Company's head office is located at 501 - 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

These condensed consolidated interim financial statements have been prepared using International Financial Reporting Standards ("IFRS") applicable to a going concern, which assumes that the Company will be able to realize its assets, discharge its liabilities and continue in operation for the following twelve months.

Some of the Company's activities for royalty generation are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, legal, regulatory and political situations.

These condensed consolidated interim financial statements of the Company are presented in United States ("US") dollars, unless otherwise noted, which is the functional currency of the parent company and its subsidiaries.

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with IFRS as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These condensed consolidated interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss, which are stated at their fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting except for cash flow information.

Summary of Significant Accounting Policies

These condensed consolidated interim financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements, except as described below, and should be read in conjunction with the annual audited consolidated financial statements of the Company for the year ended December 31, 2022.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company's unaudited condensed consolidated interim financial statements for the three months ended March 31, 2023, are consistent with those applied in the Company's December 31, 2022, audited consolidated financial statements.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

2. STATEMENT OF COMPLIANCE AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

New Accounting Policies

Derivative Financial Instruments

The Company may issue share purchase warrants and conversion options on convertible debentures or as part of units that have an exercise price denominated in a currency that is different to the functional currency of the Company, thus causing them to be classified as derivative liabilities. These instruments are measured at fair value through profit or loss through the application of an appropriate valuation model.

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Functional and Presentation Currency

During the three months ended March 31, 2023, the functional currency of the Company and its subsidiaries was reassessed as a result of a change in underlying transactions, events and conditions.  As a result of this reassessment, the Company changed, to US dollar, the functional currency of all entities that were previously Canadian dollar functional currency as at December 31, 2022. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.  The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

Translation of transactions and balances

Effective December 31, 2022, the Company elected to change its presentation currency from the Canadian dollar (“CAD” or “C$”) to the US dollar. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded precious metals royalty and streaming companies. The Company has applied the change to US dollar presentation currency retrospectively and restated the comparative financial information as if the US dollar presentation currency had always been the Company’s presentation currency.

3. RESTRICTED CASH

At March 31, 2023, the Company classified $4,490 (December 31, 2021 - $1,474) as restricted cash. This amount is primarily comprised of $3,517 in cash held in trust to acquire an additional 2.263% ownership in SLM California SpA (Note 6). This remaining amount consists of $144 (December 31, 2022 - $144) held as collateral for its corporate credit cards and cash of $829 (December 31, 2022 - $1,330) held by wholly-owned subsidiaries of the Company, which the full amount is for use and credit to the Company's exploration venture partners in the USA, Sweden, Norway, and Finland pursuant to expenditure requirements for ongoing property agreements. Partner advances expected to be used within the following twelve months are included with current assets.

4. INVESTMENTS

At March 31, 2023, and December 31, 2022, the Company had the following investments:

	March 31, 2023	December 31, 2022
Marketable securities	$9,421	$9,966
Warrants	267	4
Private company investments	4,678	4,591
Total Investments	14,366	14,561
Less: current portion	(10,267)	(10,409)
Non-current portion	$4,099	$4,152

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

The Company receives investments as proceeds related to various property agreements and therefore may sell its holdings to the market where appropriate.  During the three months ended March 31, 2023, the Company realized $776 (2022 - $522) in proceeds from sales of investments.

5. TRADE RECEIVABLES AND OTHER ASSETS

The Company's trade receivables and other assets are primarily related to royalty revenue receivable, deferred compensation and milestone payments, refundable taxes and VAT recoverable from government taxation authorities, recoveries of royalty generation costs from project partners, prepaid expenses and reclamation bonds.

As at March 31, 2023, and December 31, 2022, trade receivables and other assets were as follows:

Category	March 31, 2023	December 31, 2022
Royalty revenue receivable	$1,779	$1,034
Refundable taxes	1,094	1,017
Turkish VAT recoverable	3,480	3,567
Recoverable royalty generation expenditures and advances	623	911
Deferred compensation	12,535	12,216
Milestone payments receivable	4,000	4,000
Reclamation bonds	413	472
Prepaid expenses, deposits and other	1,272	879
Total receivables and other assets	25,196	24,096
Less: current portion	(12,506)	(11,574)
Non-current portion	$12,690	$12,522

Non-current trade receivables and other assets are comprised of VAT, the deferred payments from Aftermath Silver Ltd. ("Aftermath") and AbraSilver Resource Corp. ("AbraSilver") expected to be collected after 12 months, and reclamation bonds held as security towards future royalty generation work and the related future potential cost of reclamation of the Company's land and unproven mineral interests.

The following table summarizes the Company's deferred compensation as at March 31, 2023, and changes during the three months then ended:

	Aftermath	Abrasilver	Total
Balance as at December 31, 2022	$6,963	$5,253	$12,216
Interest accretion	173	146	319
Balance as at March 31, 2023	7,136	5,399	12,535
Less: current portion	(2,500)	-	(2,500)
Non-current portion	$4,636	$5,399	$10,035

As at March 31, 2023, the Company has no material reclamation obligations.  Once reclamation of the properties is complete, the bonds will be returned to the Company.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

5. TRADE RECEIVABLES AND OTHER ASSETS (continued)

The carrying amounts of the Company's trade receivables and other assets are denominated in the following currencies:

Currency	March 31, 2023	December 31, 2022
US Dollars	$19,718	$18,763
Canadian Dollars	401	347
Swedish Krona	1,471	1,350
Turkish Lira	3,511	3,602
Other	95	34
Total	$25,196	$24,096

6. INVESTMENTS IN ASSOCIATED ENTITIES

Caserones

In August 2021, the Company entered into an agreement to acquire an effective 0.418% Net Smelter Return ("NSR") royalty on the operating Caserones mine in northern Chile for $34,100 in cash. To purchase the Caserones Royalty and for purposes of distributing payments received from the royalty interest, the Company formed a 50%-50% partnership, Minera Tercero SpA ("Tercero"), with Elemental Royalties Corp. which is accounted for as a joint operation in accordance with IFRS 11 Joint Arrangements.

Tercero was used to purchase a 43% interest in Sociedad Legal Minera California Una de la Sierra Pena Negra ("SLM California") through a Share Purchase Agreement for $68,200.  Separately, the Company entered into a Credit Agreement with Sprott Private Resource Lending II (Collector), LP ("Sprott") (Note 12) to finance its portion of the purchase price.  SLM California has a right to 67.5% of the 2.88% Caserones NSR royalty. SLM California's sole purpose is to administer the company, pay Chilean taxes and distribute its royalty proceeds to the shareholders, including Tercero. The 50% interest of the Company in Tercero provides EMX with the right to an effective 0.418% royalty interest.

During the year ended December 31, 2022, the Company increased its effective NSR to 0.7335% by acquiring an additional 16.23% interest in SLM California for $25,742 through its wholly-owned subsidiary EMX Chile SpA. Subsequent to the three months ended March 31, 2023 the Company acquired an additional 2.263% interest in SLM California for cash consideration of $3,517 increasing the Company's royalty interest in the Caserones property to 0.7775%.

The Company through its Tercero and EMX Chile combined interests does not control operational decisions and is eligible to appoint a director to serve on the Board of SLM California. The Company's judgment is that it has significant influence, but not control and accordingly equity accounting is appropriate.

Tummarized financial information for the Company’s investment in SLM California and reflecting adjustments made by the Company, including adjustments made at the time of acquisition is as follows:

	March 31, 2023	December 31, 2022
Current assets	$13,055	$9,187
Total liabilities	(7,858)	(5,298)
Net assets (liabilities)	5,197	3,889
The Company's ownership %	37.7%	37.7%
Acquisition fair value and other adjustments	56,245	56,722
Carrying amount of investment in associated entity	$58,206	$58,189

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

6. INVESTMENTS IN ASSOCIATED ENTITIES (continued)

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Royalty Revenue	$5,899	$6,793
Net income	2,424	4,237

The following table summarizes the changes in the carrying amount of the Company’s investment in SLM California:

	March 31, 2023	December 31, 2022
Opening Balance	$58,189	$34,781
Capital Investment	-	25,742
Company's share of net income of associated entity	915	2,890
Distributions	(898)	(5,224)
Ending Balance	$58,206	$58,189

7. REVENUE AND GENERAL AND ADMINISTRATIVE EXPENSES

During the three months ended March 31, 2023, and 2022, the Company had the following sources of revenue and other income, and general and administrative expenses:

Revenue and other income	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Royalty revenue	$1,717	$628
Option and other property income	689	624
Interest income	336	497
	$2,742	$1,749

General and administrative expenses	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Salaries, consultants, and benefits	$932	$905
Professional fees	175	613
Investor relations and shareholder information	213	201
Transfer agent and filing fees	134	164
Administrative and office	230	232
Travel	14	7
	$1,698	$2,122

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

8. ROYALTY AND OTHER PROPERTY INTERESTS

As at and for the three months ended March 31, 2023:

	Country	December 31, 2022	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	March 31, 2023	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$34,528	$-	$(682)	$-	$-	$33,846	$43,746	$(9,900)
Leeville	USA	4,546	-	(73)	-	-	4,473	38,869	(34,396)
Diablillos	Argentina	6,582	-	-	-	-	6,582	6,582	-
Berenguela	Peru	1,828	-	-	-	-	1,828	1,828	-
Revelo Portfolio	Chile	1,137	-	-	-	-	1,137	1,137	-
Tartan Lake	Canada	914	-	-	-	-	914	914	-
Other*	Various	2,156	-	-	-	-	2,156	2,156	-
		51,691	-	(755)	-	-	50,936	95,232	(44,296)
Other Property Interests
Perry Portfolio	Canada	741	(11)	-	-	-	730	741	(11)
Other*	Various	993	-	-	-	-	993	993	-
		1,734	(11)	-	-	-	1,723	1,734	(11)
Total		$53,425	$(11)	$(755)	$-	$-	$52,659	$96,966	$(44,307)

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

**Includes previously recognized recoveries and impairment charges.

As at and for the year ended December 31, 2022:

	Country	December 31, 2021	Net Additions (Recoveries)	Depletion	Impairment	Cumulative translation adjustments	December 31, 2022	Historical cost	Accumulated depletion and other**
Royalty Interests
Gediktepe	Turkey	$43,746	$-	$(3,770)	$(5,448)	$-	$34,528	$43,746	$(9,218)
Leeville	USA	6,413	-	(1,867)	-	-	4,546	38,869	(34,323)
Diablillos	Argentina	7,018	-	-	-	(436)	6,582	7,224	(642)
Berenguela	Peru	1,949	-	-	-	(121)	1,828	2,006	(178)
Revelo Portfolio	Chile	1,326	-	-	(25)	(164)	1,137	1,162	(25)
Tartan Lake	Canada	975	-	-	-	(61)	914	1,003	(89)
Other*	Various	1,771	484	-	-	(99)	2,156	2,276	(120)
		63,198	484	(5,637)	(5,473)	(881)	51,691	96,286	(44,595)
Other Property Interests
Perry Portfolio	Canada	1,321	(446)	-	(53)	(81)	741	2,199	(1,458)
Other*	Various	1,129	(67)	-	-	(69)	993	3,624	(2,631)
		2,450	(513)	-	(53)	(150)	1,734	5,822	(4,088)
Total		$65,648	$(29)	$(5,637)	$(5,526)	$(1,031)	$53,425	$102,109	$(48,684)

*Included in other are various royalty and other property interests held in Serbia, Finland, Sweden, Argentina, Chile, Mexico, Canada and the U.S.A.

**Includes previously recognized recoveries, impairment charges and translation adjustments.

ROYALTY INTERESTS

Gediktepe Royalty

The Company holds two royalties at Gediktepe in Turkey, which cover assets currently being operated by Lidya Madencilik Sanayi ve Ticaret A.Ş., a private Turkish company. These include a perpetual 10% NSR royalty over metals produced from the oxide zone after cumulative production of 10,000 gold-equivalent oxide ounces; and (ii) a perpetual 2% NSR royalty over metals produced from the sulfide zone, payable after cumulative production of 25,000 gold-equivalent sulfide ounces. Upon achievement of the production of 10,000 gold-equivalent oxide ounces, a $4,000 milestone payment was earned and is payable to the Company in Q2 2023.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

8. ROYALTY AND OTHER PROPERTY INTERESTS (continued)

During the three months ended March 31, 2023, the Company recognized $926 (2022 - $Nil) in royalty revenues relating to the production beyond that of the initial 10,000 gold equivalent oxide ounces milestone and recognized a related depletion expense of $682 (2022 - $Nil).

Leeville Royalty

The Company holds a 1% gross smelter return ("GSR") royalty on portions of West Leeville, Carlin East, Four Corners, Turf and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty property is included in the Nevada Gold Mines LLC and Barrick-Newmont Nevada joint venture.

During the three months ended March 31, 2023, $534 (2022 - $480) in royalty revenue from the Leeville Mine was included in revenue and other income. Royalty income from the Leeville Mine incurred a 5% direct gold tax of $27 (2022 - $27). Further, applied against the Leeville royalty was depletion of $73 (2022 - $459).

Balya Royalty Interest

The Company holds a 4% NSR royalty on the Balya property that is uncapped and is not subject to a buy back agreement previously acquired from the transfer of the Balya royalty property in Turkey from Dedeman Madencilik San. Ve Tic. A. Ş. to Esan Eczacibaşi Endüstriyel Hammaddeler San. Ve Tic. A.Ş. ("Esan") a private Turkish company.  During the three months ended March 31, 2023, $153 (2022 - $Nil) was received and included as royalty revenue from the Balya property.

OTHER PROPERTY INTERESTS

The Company has a number of exploration stage royalties and royalty generation properties being advanced by the Company and within partnered agreements. Many of these projects include staged or conditional payments owed to the Company.  During the three months ended March 31, 2023, the Company received or accrued staged cash payments totaling $125 (2022 - $55) and total equity payments valued at $301 (2022 - $295) in connection with property agreements from various partners which has been included in option and other property income within revenue and other income.

Royalty Generation Costs

During the three months ended March 31, 2023, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe	Australia	Canada	South America and other	Technical support and project investigation	Total
Administration costs	$12	$57	$87	$-	$-	$-	$14	$170
Drilling, technical, and support costs	359	2,515	46	152	2	2	113	3,189
Personnel	69	720	133	28	27	15	365	1,357
Property costs	73	555	-	11	1	168	-	808
Professional costs	-	1	41	19	-	7	95	163
Share-based payments	-	-	-	-	-	-	(50)	(50)
Travel	13	21	-	2	2	-	55	93
Total Expenditures	526	3,869	307	212	32	192	592	5,730
Recoveries from partners	(411)	(2,473)	-	-	-	-	-	(2,884)
Net Expenditures	$115	$1,396	$307	$212	$32	$192	$592	$2,846

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

8. ROYALTY AND OTHER PROPERTY INTERESTS (continued)

During the three months ended March 31, 2022, the Company incurred the following royalty generation costs, which were expensed as incurred:

	Fennoscandia	USA	Eastern Europe	Australia	Canada	South America and other	Technical support and project investigation	Total
Administration costs	$35	$51	$11	$1	$1	$4	$24	$127
Drilling, technical, and support costs	24	1,562	2	13	-	11	-	1,612
Personnel	225	456	145	36	17	68	509	1,456
Professional costs	65	2	11	6	-	82	151	317
Property costs	393	121	-	-	36	146	3	699
Share-based payments	-	-	-	-	-	-	-	-
Travel	19	1	3	6	5	-	17	51
Total Expenditures	761	2,193	172	62	59	311	704	4,262
Recoveries from partners	(217)	(1,899)	(3)	(9)	-	-	-	(2,128)
Net Expenditures	$544	$294	$169	$53	$59	$311	$704	$2,134

9. NET INCOME (LOSS) PER SHARE

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Net income (loss)	$(3,726)	$18,592
Weighted average number of common shares outstanding - basic	110,664,190	105,382,744
Dilutive effect of stock options and warrants	-	1,899,625
Weighted average number of common shares outstanding - diluted	110,664,190	107,282,369
Basic earnings (loss) per share	$(0.03)	$0.18
Diluted earnings (loss) per share	$(0.03)	$0.17

10. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company's advances from joint venture partners consist of the following:

	March 31, 2023	December 31, 2022
U.S.A.	$1,137	$1,670
Sweden and Norway	222	33
Total	$1,359	$1,703

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

11. DERIVATIVE LIABILITIES

As a result of the functional currency change of the Company's reporting entity from Canadian dollars to US dollars on January 1, 2023, the Company reclassified $1,286 (2022 - $Nil) of reserves related to warrants previously issued and priced in Canadian dollars, as a derivative liability. Upon reclassification, the Company recognized a loss of $589 (2022 - $Nil) on the revaluation of derivative liabilities.

As at March 31, 2023, the fair value of derivative liabilities was $1,872 (December 31, 2022 - $Nil). During the three months ended March 31, 2023, the Company recognized a cumulative loss of $586 (2022 - $Nil) on the revaluation of derivative liabilities. The fair values of derivative liabilities were estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	March 31, 2023	December 31, 2022
Risk free interest rate	3.49%	N/A
Expected life (years)	2.46	N/A
Expected volatility	43.8%	N/A
Dividend yield	0%	N/A

During the three months ended March 31, 2023, there were no changes in the number of warrants outstanding.

The following table summarizes information about the warrants which were outstanding as at March 31, 2023:

Date Issued	Number of Warrants	Exercisable	Exercise Price (C$)	Expiry Date

November 5, 2021	3,249,998	3,249,998	4.50	November 5, 2023
April 14, 2022	3,812,121	3,812,121	4.45	April 14, 2027
Total	7,062,119	7,062,119

12. LOAN PAYABLE

Sprott Credit Facility

In August 2021, the Company entered into a credit facility with Sprott for $44,000 (the "Sprott Credit Facility") with a maturity date of July 31, 2022. The credit facility carries an annual interest rate of 7%, payable monthly and the Company is required to maintain $1,500 in funds held as a minimum cash balance under the agreement. The Sprott Credit Facility includes a general security agreement over select assets of EMX.

In January 2022, for a fee of 1.5% of the outstanding loan balance or $660 to be paid on maturity, the Company entered into an amended agreement to extend the term of the Sprott Credit Facility to December 31, 2024. As a result of the modification of the Sprott Facility, the Company applied the non-substantial modification treatment in accordance with IFRS 9 Financial Instruments by restating the liability to the present value of revised cash flows discounted at the original effective interest rate, with an adjustment to profit or loss. The fee incurred as part of the modification payable to the lender is considered to be part of the gain or loss on modification. During the three months ended March 31, 2022, as a result of the modification, the Company recognized a gain on modification of $4,005 and a revised effective interest rate of 12.39%.

For the three months ended March 31, 2023, the Company recognized an interest expense of $1,241 (2022 - $1,217) on the loan which was calculated using the revised annual effective interest rate and was included in finance expenses and other.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

12. LOAN PAYABLE (continued)

The following table summarizes the Company's loan payable as at March 31, 2023, and changes during the three months then ended:

Sprott Facility
Balance as at December 31, 2022	$40,489
Interest accretion	1,241
Repayments	(781)
Balance as at March 31, 2023	40,949
Less: current portion	(3,178)
Non-current portion	$37,771

13. CAPITAL STOCK

Authorized

As at March 31, 2023, the authorized share capital of the Company was an unlimited number of common shares without par value.

Common Shares

During the three months ended March 31, 2023, the Company had no activity related to common shares.

During the three months ended March 31, 2022, the Company:

  Issued 211,795 common shares valued at $477 related to the Oijärvi acquisition agreement.

Stock Options

The Company adopted a stock option plan (the "Plan") pursuant to the policies of the TSX-V.  The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time.  The vesting terms are determined at the time of the grant, subject to the terms of the plan.

During the three months ended March 31, 2023, the change in stock options outstanding was as follows:

	Number	Weighted Average Exercise Price (C$)
Balance as at December 31, 2022	7,849,000	$2.53
Forfeited	(12,000)	3.10
Number of options outstanding as at March 31, 2023	7,837,000	$2.53

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

13. CAPITAL STOCK (continued)

The following table summarizes information about the stock options which were outstanding and exercisable at March 31, 2023:

Date Granted	Number of Options	Exercisable	Exercise Price($C)	Expiry Date
July 10, 2018	1,264,000	1,264,000	1.30	July 10, 2023
November 28, 2018	10,000	10,000	1.57	November 28, 2023
December 14, 2018	20,000	20,000	1.42	December 14, 2023
June 6, 2019	1,335,000	1,335,000	1.70	June 6, 2024
November 18, 2019	30,000	30,000	1.80	November 18, 2024
January 21, 2020	60,000	60,000	2.22	January 21, 2025
April 22, 2020	20,000	20,000	2.50	April 22, 2025
June 10, 2020	1,402,500	1,402,500	2.62	June 10, 2025
October 5, 2020	24,000	24,000	3.50	October 5, 2025
May 6, 2021	1,202,500	1,202,500	4.11	May 6, 2026
May 12, 2021	15,000	15,000	4.28	May 12, 2026
June 21, 2021	20,000	20,000	3.67	June 21, 2026
August 19, 2021	500,000	500,000	3.66	August 19, 2026
September 8, 2021	10,000	10,000	3.51	September 8, 2026
April 29, 2022*	1,813,000	1,803,000	2.56	April 29, 2027
July 5, 2022	100,000	100,000	2.45	July 5, 2027
July 20, 2022	11,000	11,000	2.45	July 20, 2027

Total	7,837,000	7,827,000

* Includes options granted for investor relations services that vest 25% every 4 months from the date of grant.

As at March 31, 2023, the weighted average remaining useful life of exercisable stock options was 2.39 years (December 31, 2022 - 2.64 years).

Restricted share units

In 2017, the Company introduced a long-term restricted share unit plan ("RSUs"). The RSUs entitle employees, directors, or officers to common shares of the Company upon vesting based on vesting terms determined by the Company's Board of Directors at the time of grant.  A total of 3,200,000 RSUs are reserved for issuance under the plan and the number of shares issuable pursuant to all RSUs granted under this plan, together with any other compensation arrangement of the Company that provides for the issuance of shares, shall not exceed ten percent (10%) of the issued and outstanding shares at the grant date.

The following table summarizes information about the RSUs which were outstanding at March 31, 2023:

Evaluation Date	December 31, 2022	Granted	Vested	Expired/Cancelled	March 31, 2023

December 31, 2022*	430,000	-	(365,500)	(64,500)	-
December 31, 2023	470,000	-	-	(20,000)	450,000
December 31, 2024	520,000	-	-	(20,000)	500,000
Total	1,420,000	-	(365,500)	(104,500)	950,000

*Based on the achievement performance as evaluated by the Compensation Committee, it was ascertained that 365,500 RSU’s with an evaluation date of December 31, 2022 had vested based on preset performance criteria previously established on the grant date.  As at March 31, 2023 the vested RSU’s had not yet been settled.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

13. CAPITAL STOCK (continued)

Share-based Payments

During the three months ended March 31, 2023, the Company recorded aggregate share-based payments of $93 (2022 - $494) as they relate to the fair value of stock options and RSU's vested, and forfeited. Share-based payments for the periods ended March 31, 2023, and 2022 are allocated to expense accounts as follows:

Three months ended March 31, 2023	General and Administrative Expenses	Royalty Generation Costs	Total
RSU's vested	$143	$(50)	$93

Three months ended March 31, 2022	General and Administrative Expenses	Royalty Generation Costs	Total
Fair value of stock options vested	$2	$-	$2
RSUs vested	492	-	492
	$494	$-	$494

14. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

Three months ended March 31, 2023	Salary and fees	Share-based Payments	Total
Management	$308	$56	$364
Outside directors	213	23	236
Seabord Management Corp.*	75	-	75
Total	$596	$79	$675

Three months ended March 31, 2022	Salary and fees	Share-based Payments	Total
Management	$344	$185	$529
Outside directors	205	80	285
Seabord Management Corp.*	51	-	51
Total	$600	$265	$865

*Seabord Management Corp. ("Seabord") is a management services company partially owned by the CFO and Chairman of the Board of Directors of the Company. Seabord provides accounting and administration staff, and office space to the Company.

Included in accounts payable and accrued liabilities as at March 31, 2023, is $229 (December 31, 2022 - $Nil) owed to key management personnel.

During the three months ended March 31, 2023, the Company advanced $750 to Rawhide Acquisition Holdings ("Rawhide"), a company which EMX has a 38.07% equity interest in.  Of the total amount advanced, $600 was issued as a promissory note, secured against certain mining equipment of Rawhide (the "Collateral") listed for sale. The note bears interest at 6% compounded annually and matures on the date which is three business days after the proceeds covering the full amount of the loan are received by Rawhide from the sale or disposition of the Collateral.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

15. SEGMENTED INFORMATION

The Company operates within the resource industry. As at March 31, 2023, the Company had royalty and other property interests, property and equipment and royalty revenue located geographically as follows:

ROYALTY AND OTHER PROPERTY INTERESTS	March 31, 2023	December 31, 2022
Turkey	$33,846	$34,528
Argentina	6,643	6,643
U.S.A.	5,943	6,026
Canada	2,272	2,282
Peru	1,828	1,828
Chile	1,271	1,271
Sweden	332	323
Finland	192	192
Mexico	184	184
Serbia	148	148
Total	$52,659	$53,425

PROPERTY AND EQUIPMENT	March 31, 2023	December 31, 2022
U.S.A.	$1,038	$1,019
Sweden	141	150
Turkey and other	80	19
Total	$1,259	$1,188

	Three months ended	Three months ended
ROYALTY REVENUE	March 31, 2023	March 31, 2022
Turkey	$1,078	$-
U.S.A.	534	480
Sweden	105	148
Total	$1,717	$628

The Company's depletion expense is related to properties located in the USA and in Turkey for the three months ended March 31, 2023, and 2022.

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company considers items included in shareholders' equity as capital.  The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at March 31, 2023, the Company had working capital of $27,706 (December 31, 2022 - working capital of $31,562). The Company has continuing royalty income that will vary depending on royalty ounces received and the price of minerals. The Company also receives additional cash inflows from the recovery of expenditures from project partners, and investment income including dividends from investments in associated entities. During the year ended December 31, 2022, the Company re-negotiated the payment terms of the Sprott Credit Facility (Note 12).

The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, renegotiate terms of debt, or return capital to shareholders.

The Company is not subject to externally imposed capital requirements other than as disclosed in Note 12.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

a) Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

b) Level 2: inputs other than quoted prices that are observable, either directly or indirectly. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

c) Level 3: inputs that are less observable, unobservable or where the observable data does not support the majority of the instruments' fair value.

During the three months ended March 31, 2023, derivative liabilities (Note 11) were added to the fair value hierarchy levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Investments - shares	$9,421	$529	$-	$9,950
Investments - warrants	-	267	-	267
Total	$9,421	$796	$-	$10,217

Liabilities	Level 1	Level 2	Level 3	Total
Deriviative liablities - warrants	$-	$1,872	$-	$1,872
Total	$-	$1,872	$-	$1,872

The carrying value of cash, restricted cash, current trade receivables and other assets, accounts payable and accrued liabilities, advances from joint venture partners and loan payable, approximate their fair value because of the short-term nature of these instruments.

The Company holds warrants exercisable into common shares of public companies and has issued warrants exercisable into common shares of the Company. These warrants do not trade on an exchange and are restricted in their transfer. The fair value of the warrants was determined using the Black-Scholes pricing model using observable market information and thereby classified within Level 2 of the fair value hierarchy.

The Company's financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and trade receivables. This risk is minimized by holding a significant portion of the cash funds in Canadian banks. The Company's exposure with respect to its trade receivables is primarily related to royalties, recovery of royalty generation costs, and the sale of assets.

Interest Rate Risk

The Company is exposed to interest rate risk because of fluctuating interest rates on cash and restricted cash.  Management believes the interest rate risk is low given the interest rate on the Sprott Credit Facility (Note 12) is fixed.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

16. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Market Risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.  Based on the March 31, 2023, portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders' equity by approximately $1,022.

Liquidity Risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due.  The Company manages this risk by careful management of its working capital to ensure the Company's expenditures will not exceed available resources.

Commodity Risk

The Company's royalty revenues are derived from a royalty interest and are based on the extraction and sale of precious and base minerals and metals. Factors beyond the control of the Company may affect the marketability of metals discovered. Metal prices have historically fluctuated widely. Consequently, the economic viability of the Company's royalty interests cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices.

Currency Risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity's functional currency.  The Company operates in North America, Europe, Turkey, Latin America and Australia. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies.

The exposure of the Company's cash, restricted cash, trade receivables, accounts payable and accrued liabilities, advances from joint venture partners and loan payable to foreign exchange risk as at March 31, 2023, was as follows:

Accounts	Canadian Dollar $	Turkish Lira TRY
Cash and cash equivalents	3,356	33
Accounts receivable	123	66,835
Accounts payable and accrued liabilities	(339)	(437)
Derivative warrant liability	(2,471)	-
Net exposure	609	66,431
US dollar equivalent	$450	$3,462

The balances noted above reflect the foreign currency balances held within the parent company and any wholly owned subsidiaries.  Balances denominated in another currency other than the currencies above are considered immaterial. Based on the above net exposure as at March 31, 2023, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the foreign currencies above would result in an increase/decrease of approximately $391 in the Company's pre-tax profit or loss.

EMX ROYALTY CORPORATION NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Unaudited - Expressed in thousands of US dollars, except where indicated) For the period ended March 31, 2023

17. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Changes in non-cash working capital:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Trade receivables and other assets	$(836)	$738
Accounts payable and accrued liabilities	424	718
Advances from joint venture partners	157	(292)
	$(255)	$1,164

During the three months ended March 31, 2023 and 2022, the Company paid interest and income tax as follows:

	Three months ended	Three months ended
	March 31, 2023	March 31, 2022
Interest paid	$781	$780
Income taxes paid	293	-
	$1,074	$780

18. SUBSEQUENT EVENT

Subsequent to the three months ended March 31, 2023, the Company executed a definitive agreements with Scout Discoveries Corp. (“Scout”).  Pursuant to the definitive agreement, Scout will purchase fourteen mineral properties from EMX in exchange for a 19.9% equity interest up until such time as Scout has raised $7,500.  Additionally, Scout will acquire EMX’s wholly-owned subsidiary, Scout Drilling LLC, in exchange for the aggregate sum of $1,500 as follows:

i) Twenty-four equal monthly installments of $10, payable on June 1, 2023 and continuing on the first day of each of the succeeding twenty- calendar months with the last monthly instalment payable on June 1, 2025.

ii) $500 payable on June 1, 2024; and

iii) An amount equal to $1,000 minus the sum of the monthly instalments paid by Scout up to June 1, 2025.

Scout will be granted the option to reduce the purchase price consideration to $1,100 by making payment to EMX of $980 on June 1, 2024 instead of the $500 noted above.

The closing of the transaction is subject to Scout arranging binding subscriptions for financing by way of the issuance of common shares for not less than $3,000.